SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         Cairn Energy USA, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                              127762102
                            (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         July 17, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 127762102
1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         714,375
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    714,375

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     714,375

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                [   ]

13) Percent of Class Represented by Amount in Row (11):  4.07%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          412,725
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    412,725

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    412,725

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  2.35%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          134,175
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     134,175

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    134,175

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  0.76%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      46,325

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    46,325

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                              [   ]

13) Percent of Class Represented by Amount in Row (11):  0.26%

14) Type of Reporting Person:                CO

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         1,261,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,307,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,307,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  7.44%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         1,261,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,307,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,307,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                           [   ]

13) Percent of Class Represented by Amount in Row (11):  7.44%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,261,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,307,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,307,600


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  7.44%

14) Type of Reporting Person:                IN

Cusip No.:  127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,261,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   1,261,275

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,261,275

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  7.18%
14) Type of Reporting Person:                IN

Item 1.   Security and Issuer.

          This Amendment No. 1 to schedule 13D, originally filed July 3, 1997 (the "Schedule 13D") by Centennial Energy Partners, L.P. et al relates to the common stock (the "Common Stock") of Cairn Energy USA, Inc. (the "Company"), whose principal executive offices are located at 8115 Preston Road, Suite 500, Dallas, TX 75225. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.
Item 4.  Purpose of Transaction.
          Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:
         As major stockholders in the Company, the Reporting Persons have carefully reviewed the terms of the Company's proposed merger with The Meridian Resource Corporation ("TMR"). Although the Reporting Persons supported management's retention of a financial advisor to explore strategic alternatives, the Reporting Persons believe that the terms of the TMR merger, based on the current market price for TMR Common Stock and publicly available information, would result in a consideration to the Company's shareholders substantially below the intrinsic value of the Company's assets. The Reporting Persons are further concerned that the merger agreement does not provide any minimum or floor value for the consideration to be received for the Company's Common
Stock or for the receipt of an updated fairness opinion. The Reporting Persons have discussed their concerns with the Company and intend to discuss these concerns with other major shareholders of the Company and other interested parties. The Reporting Persons have not at this time determined whether they will oppose the TMR merger. Item 5. Interest in Securities of the Issuer.
          Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Energy owns beneficially 714,375 shares of the Common Stock, constituting approximately 4.07% of the shares outstanding
(ii) Tercentennial owns beneficially 412,725 shares of Common Stock, constituting approximately 2.35% of the shares outstanding, (iii) Quadrennial owns beneficially 134,175 shares of Common Stock, constituting approximately 0.76% of the shares outstanding, (iv) JHR & Co. owns beneficially 46,325 shares of Common Stock, constituting approximately 0.26% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co., (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 1,307,600 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi)
G. Bryan Dutt owns beneficially 1,261,275 shares of Common Stock, representing the shares held by the entity named in (i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 1,307,600 shares of Common Stock, constituting approximately 7.44% of the shares outstanding. The percentages used herein are based upon the 17,565,496 shares of Common Stock stated by the Company to be outstanding as of April 30, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended March 31, 1997.
               Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
                 (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 17, 1997




                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                                      Schedule A

                 OPEN MARKET TRANSACTIONS

  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


               Centennial Energy Partners, L.P.

May 20, 1997             5,000                       11.3750
June 23, 1997                39,375                       12.1070
June 23, 1997               216,900                       12.1312
June 23, 1997                45,000                       11.8750
June 25, 1997                20,000                       13.0000
June 26, 1997                33,500                       13.0000
June 26, 1997                16,600                       12.9375


               Tercentennial Energy Partners, L.P.

May 20, 1997             5,000                       11.3750
June 23, 1997                30,625                       12.1070
June 23, 1997               168,700                       12.1312
June 23, 1997                35,000                       11.8750
June 26, 1997                16,500                       13.0000
June 26, 1997                 8,400                       12.9375
July 7, 1997                (10,000)                      12.0000



             Quadrennial Partners, L.P.


June 23, 1997                13,125                       12.1070
June 23, 1997                72,300                       12.1312
June 23, 1997                15,000                       11.8750
July 7, 1997                (30,000)                      12.0000


           Joseph H. Reich & Co., Inc.

June 23, 1997                 4,375                       12.1070
June 23, 1997                24,100                       12.1312
June 23, 1997                 5,000                       11.8750
July 7, 1997                (10,000)                      12.0000